

Mail Stop 4631   June 12, 2017

Via E-mail
Ms. Carol P. Lowe
Chief Financial Officer
Sealed Air Corp/DE
2415 Cascade Pointe Boulevard
Charlotte, NC 28208

> **Re:**   **Sealed Air Corp/DE**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 1-12139**

Dear Ms. Lowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Material Commitments and Contingencies, page 54

1.   We note you state that you increased your unrecognized tax benefits by $104 million in 2015 related to the Settlement payment.   It appears this increase was based on a "more likely than not" determination.   We further note in the same paragraph that you believe it is "more likely than not" that you will be successful.   Please explain to us why these disclosures are not inherently contradictory.

Ms. Carol P. Lowe
Sealed Air Corp/DE
June 12, 2017
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3854 with any other questions.

       Sincerely,

       /s/ Melissa N. Rocha

       Melissa N. Rocha
       Senior Assistant Chief Accountant
       Office of Manufacturing and
       Construction